UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Depomed, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

249908104
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,015,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,015,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,636,387
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,636,387
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,636,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 548,714
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 548,714
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 548,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,821
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 304,821
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,821
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 304,821
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,821
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 304,821
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,015,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,015,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,015,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,015,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,015,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,015,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,015,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,015,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,015,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,015,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,015,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,015,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,015,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON GAVIN T. MOLINELLI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JOHN J. DELUCCA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JAMES P. FOGARTY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 16,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON PETER A. LANKAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON MARY K. PENDERGAST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON ROBERT G. SAVAGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

1	NAME OF REPORTING PERSON JAMES L. TYREE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 249908104

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)
Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

CUSIP NO. 249908104

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xiii)	Gavin T. Molinelli, as a nominee for the Board;

(xiv)	John J. Delucca, as a nominee for the Board;

(xv)	James P. Fogarty, as a nominee for the Board;

(xvi)	Peter A. Lankau, as a nominee for the Board;

(xvii)	Mary K. Pendergast, as a nominee for the Board;

(xviii)	Robert G. Savage, as an advisor to Starboard Value LP; and

(xix)	James L. Tyree, as an advisor to Starboard Value LP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Amended and Restated Joint Filing and Solicitation Agreement and Joinder Agreement thereto, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell, Feld, and Molinelli is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.  The principal business address of Mr. Delucca is 314 Ardmore Road, Ho-Ho-Kus, New Jersey 07423. The principal business address of Mr. Fogarty is 14 Old Roaring Brook Road, Mount Kisco, New York 10549. The principal business address of Mr. Lankau is P.O. Box 827, Gwynedd Valley, Pennsylvania 19437. The principal business address of Ms. Pendergast is 4328 Yuma Street, NW, Washington, DC 20016. The principal business address of Mr. Savage is 2604 North Greenway Drive, Coral Gables, Florida 33134.  The principal business address of Mr. Tyree is 233 N. Michigan Ave., Suite 2420, Chicago, Illinois 60601.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Molinelli’s principal occupation is serving as Managing Director of Starboard Value LP. Mr. Delucca’s principal occupation is serving as the President of Atlantic & Gulf, Limited, L.L.C. Mr. Fogarty is currently a private investor. Mr. Lankau’s principal occupation is serving as a principal in the consulting firm, Lankau Consulting LLC. Ms. Pendergast’s principal occupation is serving as the President of Pendergast Consulting. Mr. Savage’s principal occupation is serving as the President of Strategic Imagery, LLC. Mr. Tyree’s principal occupation is serving as the Managing Partner of Tyree & D’Angelo Partners LLC.

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(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Molinelli, Delucca, Fogarty, Lankau, Savage, Tyree and Ms. Pendergast are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 26, 2016, Starboard Value LP and its affiliates (collectively, “Starboard”) delivered a letter to the Issuer’s shareholders, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In the letter, Starboard announced that it has appointed two exceptionally qualified advisors, Robert G. Savage and James L. Tyree (the “Advisors”), to assist in its solicitation efforts to call a special meeting of shareholders (the “Special Meeting”), given the Advisors significant industry knowledge and experience, as exemplified by their biographies below.  Starboard explained in the letter that given the extensive requirements and restrictions under the Issuer’s Bylaws for calling the Special Meeting, the addition of any new, highly qualified nominees to its slate at this time would effectively require it to submit a new record date request notice to the Issuer, thereby restarting the clock under the Bylaws for the Special Meeting and further delaying its efforts to remove and replace the Board. Starboard further stated that if its Special Meeting solicitation ultimately proves successful, Starboard would invite Messrs. Savage and Tyree to join the Board, and that they have indicated their desire to do so. Starboard expressed its belief in the letter that together, the Advisors and current Board nominees would create an all-star Board that would work diligently and collaboratively to protect and represent the best interests of shareholders. In addition, Starboard explained that in order to maintain a degree of continuity amidst the required change that it believes is desperately needed at the Issuer, in the event the current Board is removed and its nominees are elected at the Special Meeting, the new Board would be willing to increase the size of the Board to nine members (currently there are six members; adding the Advisors would expand the Board to eight members) and add back one incumbent director.

In the letter, Starboard also announced that it will proceed with its original solicitation to call the Special Meeting by going through the procedures required for a shareholder to call a special meeting under the Issuer’s Bylaws by soliciting the support of the holders of at least 10% of the Issuer’s outstanding Shares entitled to vote.  Starboard explained in the letter that following the Issuer’s receipt of Starboard’s initial record date request notice on April 7, 2016, the Board responded promptly by setting a record date for April 26th or less than three weeks later.  Starboard stated that the Issuer knew that its initial record date request notice was a placeholder and that Starboard would be revising its slate of nominees, which would require that Starboard submit a new record date request notice under the Issuer’s onerous Bylaws.  Accordingly, on May 26, 2016, Starboard delivered the new record date request notice to the Issuer with its updated Board slate and the Board responded by setting a record date of August 19, 2016, or close to three months later, which Starboard noted is almost the full extent the Board is permitted to delay such an action under the Issuer’s Bylaws and in stark contrast to Jim Schoeneck’s commentary to shareholders on April 25, 2016 that “the selection of an early meeting date is in the best interest of Depomed and its shareholders.”

Starboard expressed its belief in the letter that when the Issuer realized that Starboard had assembled a highly qualified slate, the Issuer no longer wished to hold the meeting as soon as possible, which is yet another example of the Board attempting to disenfranchise shareholders and further entrench itself.  Starboard stated that it sees the Board’s rationale of basing the prolonged meeting date on the NUCYNTA litigation as a classic “bait-and-switch” as there was no mention of delaying the Special Meeting until the outcome of the pending NUCYNTA patent litigation upon Starboard’s first placeholder nomination.  Starboard further explained in the letter that given its ownership stake, and that calling the Special Meeting would only require one shareholder to consent, it has decided, at this point, to control the timing of the Special Meeting and will proceed with its SEC-compliant solicitation process to ensure that shareholders have their voices heard, and to prevent the Issuer from any further attempts to manipulate Starboard’s Special Meeting process and further disenfranchise shareholders with needless stratagems.

Biographies of each of the Advisors:

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Robert G. Savage has served as the President of Strategic Imagery, LLC, a consulting firm he founded focused on providing in-line and portfolio strategies for major healthcare firms, since 2003. Mr. Savage has also served as a director of The Medicines Company (NASDAQ:MDCO), a global biopharmaceutical company focused on saving lives, alleviating suffering and contributing to the economics of healthcare by focusing on leading acute/intensive care hospitals worldwide, since 2003. From 2002 to 2003, Mr. Savage served as Group Vice President and President for the General Therapeutics and Inflammation Business of Pharmacia Corporation, a research-based pharmaceutical firm acquired by Pfizer Inc. (NYSE:PFE) in 2003. From 1996 to January 2002, Mr. Savage held several senior positions with Johnson & Johnson (NYSE:JNJ), including Worldwide Chairman for the Pharmaceuticals Group, Company Group Chairman responsible for the North America pharmaceuticals business, and President as well as Vice President - Sales & Marketing of Ortho-McNeil Pharmaceuticals, a Johnson & Johnson company. From 1985 to 1996, Mr. Savage held a broad array of senior marketing, business development and operations positions with Roche Holding AG, a Swiss multinational healthcare company. Mr. Savage began his career in 1975 with Sterling Drug Inc., a global pharmaceutical company. Mr. Savage also previously served as a director of MergeWorthRx Corp. (formerly known as MedWorth Acquisition Corp.) (formerly NASDAQ: MWRX), a special purpose acquisition company focused on healthcare delivery solutions, from 2013 to 2015; Savient Pharmaceuticals, Inc. (formerly NASDAQ:SVNT), a specialty biopharmaceutical company, from 2012 until the completion of its sale to Crealta Pharmaceuticals in 2013; EpiCept Corporation (formerly OTC:EPCT), a specialty pharmaceutical company focused on the clinical development and commercialization of pharmaceutical products for the treatment of pain and cancer, from 2004 until the completion of its merger with Immune Pharmaceuticals Inc. (NASDAQ:IMNP) in August 2013, where he also previously served as Chairman of the Board; Panacos Pharmaceuticals, Inc. (formerly NASDAQ:PANC), a developer of next generation anti-infective products through the discovery and development of small-molecule oral drugs designed to treat Human Immunodeficiency Virus, from 2007 to 2009; Noven Pharmaceuticals, Inc. (formerly NASDAQ:NOVN), a specialty pharmaceutical company engaged in the research, development, manufacturing, licensing, marketing and sale of prescription pharmaceutical products, from 2004 until the completion of its sale to Hisamitsu Pharmaceutical Co., Inc. in 2009; and Vela Pharmaceuticals Inc., a specialty pharmaceutical company focused on the gastrointestinal market, from 2004 until the completion of its merger with Pharmos Corporation in 2006. Mr. Savage received a B.S. in biology from Upsala College and an M.B.A. from Rutgers University.

James L. Tyree is the Co-Founder and Managing Partner of Tyree & D’Angelo Partners LLC, a private equity investment firm. Mr. Tyree has served as a director of ChemoCentryx, Inc. (NASDAQ:CCXI), a biopharmaceutical company focused on discovering, developing and commercializing orally-administered therapeutics to treat autoimmune diseases, inflammatory disorders and cancer, since June 2012, and Innoviva, Inc. (NASDAQ:INVA), a healthcare-focused asset management company, since June 2014. Previously, Mr. Tyree held numerous executive positions at Abbott Laboratories (“Abbott”) (NYSE:ABT), a global healthcare company, including Corporate Vice President Pharmaceutical and Nutritional Products Group Business Development, Senior Vice President Global Nutrition, and Executive Vice President Global Pharmaceuticals. He retired as President of Abbott Biotech Ventures, Inc., a subsidiary of Abbott, in March 2012.  Prior to joining Abbott, Mr. Tyree served as the President of SUGEN, Inc. (formerly NASDAQ:SUGN), a biotechnology company focused on oncology. Earlier in his career, Mr. Tyree held management positions with Bristol-Myers Squibb Company, Pfizer Inc. and Abbott. Over his entire career, he is a four-time expatriate living and working six and a half years in Latin America and seven years in Japan.  Mr. Tyree serves as a director of SonarMed, a privately held developer and manufacturer of critical care respiratory monitoring technologies, and Genelux Corporation, a privately held clinical stage biopharmaceutical company.  Mr. Tyree also serves as a member of the Advisory Board of the University of Chicago Graduate School of Business (Booth). Mr. Tyree earned bachelor’s degrees in Psychology and Forensic Studies and an M.B.A. from Indiana University.

CUSIP NO. 249908104

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 61,097,929 Shares outstanding, as of May 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2016.

A.	Starboard V&O Fund

(a)	As of the close of business on July 26, 2016, Starboard V&O Fund beneficially owned 4,636,387 Shares.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 4,636,387
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,636,387
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

B.	Starboard S LLC

(a)	As of the close of business on July 26, 2016, Starboard S LLC beneficially owned 548,714 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 548,714
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 548,714
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

C.	Starboard C LP

(a)	As of the close of business on July 26, 2016, Starboard C LP beneficially owned 304,821 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 304,821
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 304,821
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 249908104

(c)	Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 304,821 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 304,821
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 304,821
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 304,821 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 304,821
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 304,821
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

F.	Starboard Value LP

(a)
As of the close of business on July 26, 2016, 525,078 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,636,387 Shares owned by Starboard V&O Fund, (ii) 548,714 Shares owned by Starboard S LLC, (iii) 304,821 Shares owned by Starboard C LP, and (iv) 525,078 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 6,015,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,015,000
4. Shared power to dispose or direct the disposition: 0

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(c)	Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,636,387 Shares owned by Starboard V&O Fund, (ii) 548,714 Shares owned by Starboard S LLC, (iii) 304,821 Shares owned by Starboard C LP, and (iv) 525,078 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 6,015,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,015,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,636,387 Shares owned by Starboard V&O Fund, (ii) 548,714 Shares owned by Starboard S LLC, (iii) 304,821 Shares owned by Starboard C LP, and (iv) 525,078 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 6,015,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,015,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,636,387 Shares owned by Starboard V&O Fund, (ii) 548,714 Shares owned by Starboard S LLC, (iii) 304,821 Shares owned by Starboard C LP, and (iv) 525,078 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 6,015,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,015,000
4. Shared power to dispose or direct the disposition: 0

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(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,636,387 Shares owned by Starboard V&O Fund, (ii) 548,714 Shares owned by Starboard S LLC, (iii) 304,821 Shares owned by Starboard C LP, and (iv) 525,078 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,015,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,015,000

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

K.	Mr. Molinelli

(a)	As of the close of business on July 26, 2016, Mr. Molinelli did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Molinelli has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

L.	Mr. Delucca

(a)	As of the close of business on July 26, 2016, Mr. Delucca did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Delucca has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

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M.	Mr. Fogarty

(a)	As of the close of business on July 26, 2016, Mr. Fogarty directly owned 16,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 16,450
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,450
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Fogarty has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

N.	Mr. Lankau

(a)	As of the close of business on July 26, 2016, Mr. Lankau did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lankau has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

O.	Ms. Pendergast

(a)	As of the close of business on July 26, 2016, Ms. Pendergast did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Pendergast has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

P.	Mr. Savage

(a)	As of the close of business on July 26, 2016, Mr. Savage did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

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(c)	Mr. Savage has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

Q.	Mr. Tyree

(a)	As of the close of business on July 26, 2016, Mr. Tyree did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Tyree has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As described in Item 4 above, Starboard Value LP retained Messrs. Savage and Tyree as Advisors to assist in its solicitation to call the Special Meeting given the Advisors significant industry knowledge and experience. Starboard Value LP entered into advisor agreements (the “Advisor Agreements”) with each of the Advisors on July 22, 2016.  Pursuant to the Advisor Agreements and in consideration for the performance of certain consulting and advisory services by the Advisors, Starboard Value LP agreed to pay each of the Advisors (i) an upfront fee equal to $15,000 in cash within fifteen (15) business days of the date of the Advisor Agreement and (ii) $15,000 in cash upon the filing by Starboard Value LP of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of the election of Starboard Value LP’s director nominees to the Board at the Special Meeting.  Each of the Advisors agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Issuer, no later than ten (10) business days after receipt of such compensation, except in certain limited circumstances.

On July 26, 2016, Messrs. Savage and Tyree entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Amended and Restated Joint Filing and Solicitation Agreement, dated May 26, 2016, by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, and Messrs. Smith, Mitchell, Feld, Molinelli, Delucca, Fogarty, Lankau and Ms. Pendergast (the “Amended and Restated Joint Filing and Solicitation Agreement”), pursuant to which each of Messrs. Savage and Tyree agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the Joinder Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. A copy of the Amended and Restated Joint Filing and Solicitation Agreement was filed as Exhibit 99.1 to Amendment No. 2 to the Schedule 13D.

CUSIP NO. 249908104

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Issuer’s Shareholders, dated July 26, 2016.

99.2	Joinder Agreement to the Amended and Restated Joint Filing and Solicitation Agreement, dated July 26, 2016.

99.3	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Gavin T. Molinelli, John J. Delucca, James P. Fogarty, Peter A. Lankau, Mary K. Pendergast, Robert G. Savage and James L. Tyree